UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             PRESIDIO CAPITAL CORP.
                      ------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 Par Value
                  -------------------------------------------
                         (Title of Class of Securities)

                                    G72201109
                             ---------------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1030
                 ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 15, 1997
                       ---------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].*

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d- 1(a) for other parties to whom copies are to be sent.


                         Continued on following page(s)
                               Page 1 of 9 Pages
                              Exhibit Index: Page 8

--------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 2 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               ANGELO, GORDON & CO., L.P.

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               DELAWARE

                      7      Sole Voting Power
  Number of                         1,295,308
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          11,126
    Each
  Reporting           9      Sole Dispositive Power
   Person                           1,295,308
    With
                      10     Shared Dispositive Power
                                    19,990

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    1,295,308

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             13.0%

14      Type of Reporting Person*

               BD, IA, PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 3 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               JOHN M. ANGELO

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         4,000
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,306,434
   Each
  Reporting           9      Sole Dispositive Power
   Person                           4,000
    With
                      10     Shared Dispositive Power
                                    1,320,919

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,300

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             0.0%

14      Type of Reporting Person*

               IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 4 of 9 Pages

                                  SCHEDULE 13D

CUSIP No. G72201109


1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               MICHAEL L. GORDON

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [x]

3       SEC Use Only

4       Source of Funds*

               Not applicable

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]

6       Citizenship or Place of Organization

               United States

                      7      Sole Voting Power
  Number of                         539
   Shares
Beneficially          8      Shared Voting Power
  Owned By                          1,306,434
   Each
  Reporting           9      Sole Dispositive Power
   Person                           539
    With
                      10     Shared Dispositive Power
                                    1,312,738

11      Aggregate Amount Beneficially Owned by Each Reporting Person

                                    4,162

12      Check Box If the Aggregate  Amount in Row (11) Excludes  Certain Shares*
        [_]

13      Percent of Class Represented By Amount in Row (11)

                             0.0%

14      Type of Reporting Person*

               IN, HC

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 9 Pages


               This Amendment No. 3 to Schedule 13D relates to shares of Class A Common Stock, $.01 par value per share (the "Shares"), of Presidio Capital Corp. (the "Issuer"). This Amendment No. 3 amends the initial statement on Schedule 13D dated April 9, 1997 (the "Initial Statement") as amended by Amendment No. 1 dated April 29, 1997 and Amendment No. 2 dated August 20, 1997. This Amendment No. 3 is being filed by the Reporting Persons to amend and/or supplement certain information contained in the Initial Statement. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Schedule 13D is supplementally amended as follows:

Item 4.             Purpose of the Transaction.
------              --------------------------

               Item 4 of the Schedule 13D as previously filed is amended to include the following supplemental information:

               In Amendment No. 2 to the Initial Statement, the Reporting Persons disclosed that on August 20, 1997 they and M.H. Davidson & Co. sent a letter to the Board of Directors of the Issuer requesting the appointment of Jeffrey H. Aronson (who is affiliated with Angelo, Gordon) and Thomas Kempner (who is affiliated with M.H. Davidson & Co.) as members of the Board of Directors of the Issuer pursuant to the rights granted to minority shareholders of the Issuer by Article 79A of the Articles of Association of the Issuer. On September 23, 1997, the Issuer disclosed in a Form 8-K that certain former directors of the Issuer and Presidio Holding Company, LLC ("Presidio") entered into an agreement pursuant to which, among other things, Presidio agreed to take all necessary action to appoint two additional directors upon satisfaction of all requirements with respect thereto under applicable laws and the Memorandum and Articles of Association of the Issuer. As of the date of this Amendment, Messrs. Aronson and Kempner have not been appointed to the Board of Directors of the Issuer.

               On December 3, 1997, the Reporting Persons commenced working with M.H. Davidson & Co. and Stonehill Investment Corporation with a view to formulating responses to one or more proposals from Presidio that could involve one or more of the matters described in clauses (a) through (j) of Item 4 of
Schedule 13D. Representatives of the Reporting Persons, M.H. Davidson & Co. and Stonehill Investment Corporation have had communications with representatives of Presidio concerning such potential proposals. No specific agreements or arrangements exist with respect such matters or with respect to acting jointly among the Reporting Persons, M.H. Davidson & Co. and Stonehill Investment Corporation, and it is possible that no agreements or arrangements will result from any of these discussions. The Reporting Persons may, at any time and from time to time, and reserve the right to, acquire additional securities of the Issuer, dispose of any such securities of the Issuer or formulate other plans or proposals regarding the Issuer or its securities, to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions or other factors.

               Reference is made to the Schedules 13D filed by each of Presidio and entities affiliated therewith, M.H. Davidson & Co. and entities affiliated therewith and Stonehill Partners, L.P. and entities affiliated therewith for further information relating to those persons.

                                                               Page 6 of 9 Pages


Item 7.   Material to be Filed as Exhibits.

     Joint Filing Agreement dated April 29, 1997 by and among Angelo, Gordon & Co., L.P., Mr. John M. Angelo and Mr. Michael L. Gordon.

                                                               Page 7 of 9 Pages


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1997               ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.
                                             General Partner

                                             By:     /s/ Michael L. Gordon
                                                     --------------------------
                                                     Name:  Michael L. Gordon
                                                     Title: General Partner


Dated:  December 15, 1997               /s/ John M. Angelo
                                        ------------------
                                        John M. Angelo



Dated:  December 15, 1997               /s/ Michael L. Gordon
                                        ---------------------
                                        Michael L. Gordon

                                                               Page 8 of 9 Pages



                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------



A. Joint Filing Agreement dated April 29, 1997 by and among Angelo, Gordon & Co., L.P., Mr. John M. Angelo and Mr.
          Michael L. Gordon .............................................  9